January 27, 2026

Brian G. Andrews
Executive Vice President, Chief Financial Officer and Treasurer
COOPER COMPANIES, INC.
6101 Bollinger Canyon Road, Suite 500
San Ramon, California 94583

       Re: COOPER COMPANIES, INC.
           Form 10-K for Fiscal Year Ended October 31, 2025
           Filed December 05, 2025
           File No. 001-08597
Dear Brian G. Andrews:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended October 31, 2025
Note 12. Business Segment Information, page 85

1. Please expand your disclosures to explain how the CODM uses operating income, the reported measure of segment profit or loss, in assessing each segment s performance and deciding how to allocate resources. Refer to the guidance in ASC 280-10-50-29(f) along with the example in ASC 280-10-55-47(bb).
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tracey Houser at 202-551-3736 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters.
 January 27, 2026
Page 2



                   Sincerely,

                   Division of Corporation Finance
                   Office of Industrial Applications and
                   Services